China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, People’s Republic of China 150090

December 20, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Michele Anderson, Esq., Legal Branch Chief

Re:	China Education Alliance, Inc. Form SB-2; File No. 333-146023

Ladies and Gentlemen:

China Education Alliance, Inc. (the “Company”), is filing amendment No. 3 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated December 18, 2007. Set forth below is the Company’s response to comments.

General

1.
We note, according to Yahoo Finance, that the closing price of your common stock has risen from $1.11 in May 2007 to as high as $5.70 in December 2007, with an increase in average volume from 13,000 to 66,000. In your response letter, please address whether management is aware of any reason for this sharp increase in the level of activity in the company’s shares.

The Company is not aware of any reason for the sharp increase in both activity and stock price. All material information concerning the Company has been publicly disclosed.

2.
Your response to prior comment two of our letter dated November 21, 2007 illustrates that officers, directors and affiliates hold 12,684,33 shares of common stock. Please advise us why you did not include the 1,333,334 shares held by Guilan Feng in the number of shares held by affiliates of the issuer. In your response, please explain the nature of the relationship between Guilan Feng and the company.

Ms. Feng’s shares were excluded in determining the shares held by officer, directors and affiliates because she is neither an officer, director or affiliates. Ms. Feng’s only relationship with the Company is as a shareholder.

Securities and Exchange Commission
December 20, 2007

Selling Stockholders, page 19

3.
We note that you added disclosure on page 19 in response to prior comment five regarding certain liquidated damages provisions. Your new disclosure states that the issuance of 208,456 shares of series. A preferred stock was valued based on the “liquidation value” of one share of series A preferred stock, or $0.37 per share. This valuation converts into $1.11 per common share based on the one third conversion of series A preferred stock into common stock. According to Yahoo Finance, it appears that your share price on October 15, 2007, the date of the liquidated damages distribution, was $4.00 (split-adjusted). As previously requested, please explain this discrepancy and why you used what appears to be the closing price of your common stock on May 8, 2007. Also, as previously requested, please clarify what share price will be used in the event you are required to pay additional liquidated damages in the future and convert the payment into shares.

Language has been included under Selling Stockholders (i) to state the series A preferred stock is valued at the liquidation value, which is $.37 per share of series A preferred stock and is equivalent to $1.11 per share of common stock, pursuant to the provisions of the securities purchase agreement and (ii) to show the value of the series A preferred stock based on the conversion ratio of three shares of common stock for each share of series A preferred stock, and (iii) to state that any additional shares issued pursuant to the liquidated damage provisions of the securities purchase agreement will be issued at the liquidation value. A similar change has been made under Risk Factors.

4.
We note your response to prior comment seven regarding Table 4 included the addition of a new row titled “Value of equity issued in payment of actual liquidated damages and equity issued to broker as show[n] in Table I .“ As previously mentioned, this portion of the table should include all payments referenced in Table 1. Therefore, please add to this row the maximum potential value of the 944,445 shares of common stock that may be issued to Barron Partners as a result of a shortfall of your targeted pre-tax income, currently disclosed as $4,476,666. Please revise the remainder of Table 4 in response to your changes.

Table 4 has been revised to show the gross proceeds realized or realizable by the Company from the sale of the securities and the exercise of the warrants at their current exercise prices. We have included all payments, both actual and potential, described in Table 1 in determining the net proceeds to the Company. The table also shows the potential profit, which is derived from Table 3 (the total discount resulting from all of the adjustments), and the ratio that the potential profit bears to the net proceeds to the Company.

Market for Common Stock and Stockholder Matters, page 25

5.
We note that you disclose in the table in this section the high and low bid prices for your common shares for the 1st, 2nd and 3rd quarters. Please confirm that the high and low hid prices have been adjusted to take into account all stock splits.

The historical price information under “Market for Common Stock and Stockholder Matters” reflects the one-for-three reverse split.

The Company hereby requests that the registration statement be declared effective on December 27, 2007 at 2 PM, or as soon thereafter as practical. In requesting acceleration, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
December 20, 2007

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Xiqun Yu Xiqun Yu, Chief Executive Officer